March 8, 2013

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 15, 2012

Forms 8-K filed November 7, 2012 and January 30, 2013

File No. 000-25137

Dear Ms. Collins:

We have received your letter of February 25, 2013, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2012 and the Forms 8-K filed by the Company on November 7, 2012 and January 30, 2013. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years 2012 and 2011

Income Tax Expense, page 27

1.

Based on your rate reconciliation on page 56 we note that foreign tax differential had a significant impact on your income tax expense in 2012. Please provide us with more details as to the reasons for the significant

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March 8, 2013

impact in 2012 as compared to prior periods, including the foreign countries that impacted this line item. Although we note the general discussion of income tax expense changes in your MD&A, please tell us how your current disclosure addresses the specific reasons for this significant change.

Response:

Foreign rate differentials had a much larger impact on income tax expense in 2012 than they did in 2011 due to our establishment of new foreign sales and intellectual property companies at the beginning of 2012, which resulted in changes in the geographic distribution of our earnings and losses in foreign jurisdictions. Due to the start-up nature of these foreign sales and intellectual property companies, expenses exceeded revenues resulting in a net loss for both book and tax purposes. Given that the statutory tax rate for the intellectual property company is zero, we were unable to recognize an associated deferred tax benefit for the net losses incurred in 2012.

As we noted on page 27 of our Form 10-K for the fiscal year ended September 30, 2012, the negative effective tax rate for 2012 was primarily the result of losses in tax jurisdictions where we are not able to record a tax benefit. We also noted that our overall effective tax rate will continue to be dependent upon the geographic distribution of our earnings or losses. We believe that these remarks address the primary reasons for the change in the effective tax rate in 2012.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page 43

2.	We note your disclosure that you recognize revenues in accordance with accounting standards for software and service companies. Please clarify which of your arrangements are accounted for under ASC 985 and which are accounted for under ASC 605 and explain the factors you considered in making this determination. In this regard, it is unclear from your revenue recognition policy which arrangements would currently be accounted for under the software guidance in ASC 985.

Response:

The overwhelming majority of our revenue in 2012, 2011, and 2010 related to our software-as-a-service (SaaS) solutions, which we account for under ASC 605. The percentage of total revenue accounted for under ASC 605 was more than 99% in 2012, 98% in 2011, and 96% in 2010. We account for our SaaS revenue under ASC 605

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primarily because (i) our SaaS customers have no contractual right to take possession of the software, (ii) it is not possible for our SaaS customers to run our software on their hardware, or contract with a third party to do so, (iii) we retain sole possession of the software, and (iv) the SaaS services are administered by our employees on our equipment.

A very small percentage of our revenue in 2012, 2011, and 2010 related to legacy software licensing and maintenance arrangements, which we account for under ASC 985. The percentage of total revenue accounted for under ASC 985 was less than 1% in 2012, 2% in 2011, and 4% in 2010. Beginning in 2007, we discontinued sales of software licenses to new customers, but we continue to provide maintenance to a limited number of customers with existing software licenses. Additionally, many of these legacy software license arrangements require the customer to pay for additional licenses for new users of the software. Therefore, as our license customers increase their user base, they make additional payments to us for additional license fees, as well as associated maintenance. These arrangements fall within the scope of ASC 985 because these customers have a contractual right to take possession of the software and run it on their own equipment.

We expect software revenue accounted for under ASC 985 as a percentage of total revenue to continue to decrease and, therefore, we will consider in future filings whether the continued reference to software revenue guidance is warranted.

3.	We note that you provide set-up fees and implementation consulting services with your subscription arrangements. Please differentiate the types of services that are provided in set-up versus implementation consulting services. Please tell us whether these services that are sold in conjunction with your subscription arrangements have standalone value. We refer you to ASC 605-25-25-5. As part of your response, please tell us how you determined that these services should be recognized over the expected life of the customer relationship. Also, please tell us the average expected life of your customer relationships and the factors you considered when determining the expected life.

Response:

There is no material difference between our implementation consulting services that may be sold as part of such subscription services and our standard set-up services arrangements provided for a fixed set-up fee. In both cases, the services primarily consist of configuring the service to the specific needs of the customer (expense policies, custom fields, credit card feeds, approval routing, financial data extracts, etc.). The primary difference between the two services is that implementation consulting services can include a project manager on-site when needed, as well as building integrations between our solutions and customer software applications.

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March 8, 2013

Our implementation consulting services are sold with subscription services to only a small number of customers, which tend to be large, complex, multi-national organizations. Implementation consulting services sold with subscription services that were billed in 2012, 2011, and 2010 were less than 1% of total revenue in each of those years. Implementation consulting services are billed on a time and materials basis.

Our standard set-up services, on the other hand, are predetermined and fixed in price based on the number of transactions and types of services purchased by the customer. Because the set-up services are fixed in price, they have defined limits to the scope of services provided (number of expense policies, number of custom fields, number of corporate cards programs, etc.). Further, our employees who provide set-up services for a fixed set-up fee are not located on site at the customer location.

We have considered the guidance provided in ASC 605-25-25-5 in relation to evaluating the concept of “standalone value” in connection with these services. We concluded that both set-up services for fixed set-up fees and implementation consulting services sold in conjunction with our subscription arrangements do not qualify as units of accounting separate from the subscription services primarily due to the essential and specialized nature of these services relative to the subscription services. These services do not provide value to the customer on a stand-alone basis because (i) the services are not sold separately by us or any other vendor, and (ii) the customer cannot resell the delivered services on a stand-alone basis.

In determining that these services should be recognized over the expected life of the customer relationship, we considered the guidance of 605-10-S99 SEC Materials (SAB Topic 13). SAB Topic 13 notes that the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee. If a customer is purchasing an ongoing right to a service being provided, the earnings process in relation to up-front set-up fees is completed by performing over time. Our customers of these services typically have initial contracts of one-to-three years with an automatic renewal term, subject to the right of either party to terminate the contract with prior written notice. Our customers of these services typically extend beyond the initial term and the customers continue to benefit from the payment of up-front set-up fees. Therefore, we concluded that these services should be recognized over the expected customer relationship life in which the customers receive such benefit.

The average expected life for the majority of our customer relationships was 42 months for 2012 and 2011. In determining the estimated period of expected benefit, we considered the following factors: the original contract service period, expected customer termination experience, nature of the subscription offering, nature of the customer base, and competitive factors. We have historically reevaluated, and will continue to reevaluate periodically our estimate of the period the customer benefits from up-front set-up fees as appropriate in light of any change in circumstances or additional relevant information.

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March 8, 2013

4.	Tell us what consideration you gave to disclosing the composition of your deferred revenue and the specific periods over which your subscription fees, set up fees and consulting fees will be recognized. Please provide us with your proposed disclosures.

Response:

Deferred revenue as of September 30, 2012 primarily consisted of subscription services billed in advance, deferred set-up fees, and deferred consulting fees.

For subscription services billed in advance, nearly all of the balance as of September 30, 2012 will be recognized within 12 months. Accordingly, nearly all of the deferred subscription revenue was included in the short-term deferred revenue balance as of September 30, 2012.

For deferred set-up fees and deferred consulting fees, nearly all of the September 30, 2012 non-current deferred revenue balance of $17.6 million consists of these items, and the majority of this balance will be recognized in 2014.

In our future filings, we will consider including additional disclosure pertaining to the components of deferred revenue and the expected period to be recognized, such as the information described above, in light of applicable SEC rules and accounting guidance.

Form 8-K Filed on November 7, 2012 and January 30, 2013

5.	We note the bulleted disclosures on page 1 of your earnings releases where you have presented non-GAAP measures exclusive of the GAAP measures. Please revise in future filings in order to give the GAAP measures equal or greater prominence. See Item 10(e)(i)(A) of Regulation S-K.

Response:

We confirm that, in our future filings, when we present non-GAAP financial measures in such filings, we will present the most directly comparable GAAP financial measure or measures with equal or greater prominence as required by Item 10(e)(i)(A) of Regulation S-K.

*  *  *

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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March 8, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Francis J. Pelzer V, our Chief Financial Officer, at (425) 895-5335, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele

Kyle R. Sugamele
Chief Legal Officer

cc:	Francis J. Pelzer V, Concur Technologies, Inc.

Gary Homsley, Grant Thornton LLP

Horace Nash, Fenwick & West LLP